Exhibit 99.2

Management’s Discussion and Analysis

For the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

CONTENTS

Cautionary Note Regarding Forward-Looking Information And Statements	3

Business Overview	4

2024 Highlights	5

Rook I Project Overview	7

Operations Outlook	10

Health, Safety, and Environment	11

Financial Results	11

Financial Position Summary	15

Liquidity and Capital Resources	15

Capital Management	18

Contractual Obligations and Commitments	18

Summary of Quarterly Results	19

Summary of Selected Annual Financial Results	19

Related Party Transactions	20

Outstanding Share Data	21

Outstanding Convertible Debentures	21

Off-Balance Sheet Arrangements	21

Segment Information	22

Accounting Policy Overview	22

Critical Accounting Policies and Judgements	22

Key Sources of Estimation Uncertainty	22

Changes in Accounting Policies including Initial Adoption	22

Financial Instruments and Risk Management	22

Risk Factors	23

Financial Risks	23

Other Risk Factors	24

Disclosure Controls and Internal Control Over Financial Reporting	30

Disclosure Controls and Procedures	30

Management’s Report on Internal Control Over Financial Reporting	30

Technical Disclosure	31

Approval	31

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

This Management’s Discussion and Analysis (“MD&A”) was prepared as of March 3, 2025 and provides an analysis of the financial and operating results of NexGen Energy Ltd. (“NexGen” or the “Company”) for the year ended December 31, 2024. Additional information regarding NexGen, including its Annual Information Form for the year ended December 31, 2024, as well as other information filed with the Canadian, US and Australian securities regulatory authorities, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov, and on the website of the Australian Securities Exchange (“ASX”) at www.asx.com.au. All monetary amounts are in thousands of Canadian dollars unless otherwise specified.

The following discussion and analysis of the financial condition and results of operations of NexGen should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024 and December 31, 2023 (the “Annual Financial Statements”) and the related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

On December 5, 2023, NexGen deconsolidated IsoEnergy Ltd. (“IsoEnergy”) due to the completion of a merger (the “Merger”) between IsoEnergy and Consolidated Uranium Inc., that pursuant to IFRS resulted in the loss of control of IsoEnergy. In accordance with IFRS, IsoEnergy’s financial results were consolidated with those of NexGen up to December 4, 2023, including in this MD&A. The Company’s investment in IsoEnergy has been accounted for using the equity method of accounting from December 5, 2023. As at March 3, 2025, NexGen owns approximately 31.8% of IsoEnergy’s outstanding common shares. IsoEnergy is listed on the Toronto Stock Exchange under the ticker symbol “ISO” and has its own management, directors, internal control processes and financial budgets and finances its own operations. Further information regarding IsoEnergy is available under its own profile on SEDAR+ at www.sedarplus.ca.

Management is responsible for the Annual Financial Statements and this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) reviews and recommends for approval to the Board, who then review and approve, the Annual Financial Statements and this MD&A. This MD&A contains forward- looking information. Please see the section, “Cautionary Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities and budgets, the interpretation of drill results and other geological information, mineral reserve and resource estimates (to the extent they involve estimates of the mineralization that will be encountered if a project is developed), requirements for additional capital, capital costs, operating costs, cash flow estimates, production estimates, the future price of uranium and similar statements relating to the economic viability of a project, including the Rook I Project, or other statements that are not statements of facts.

Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on NexGen’s current expectations, beliefs, assumptions, estimates and forecasts about its business and the industry and markets in which it operates, which could prove to be significantly incorrect. Forward-looking information and statements are made based upon numerous assumptions, including, among others; that the results of planned exploration and development activities will be as anticipated and on time; the price of uranium; the cost of planned exploration and development activities; that, as plans continue to be refined for the development of the Rook I Project, there will be no changes in project parameters that would materially adversely affect the Project; that financing will be available if and when needed and on reasonable terms; that third- party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of adverse amendments to or delays in granting government approvals; that general business, economic, competitive, social and political conditions will not change in a material adverse manner; the assumptions underlying the Company’s mineral reserve and resource estimates; assumptions made in the interpretation of drill results and other geological information; the ability to achieve production on the Rook I Project; and other estimates, assumptions and forecasts disclosed under the headings “Rook I FS Technical Report”, “Update to Economic Assumptions” or “Sensitivity of NPV and IRR to Uranium Prices”. Although the assumptions made by the Company in providing forward- looking information or making forward-looking statements were considered reasonable by management at the time they were made, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, the imprecision of mineral reserve and resource estimates, the price and appeal of alternate sources of energy, sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, risks related to business readiness and transitioning to an operating mine, climate change, uninsurable risks, reliance upon key management and other personnel, risks related to title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, changes in laws, regulations and policy, competition for resources, political and regulatory risks, general inflationary pressures, industry and economic factors that may affect the business, and other factors discussed or referred to in the Company’s most recent Annual Information Form under “Risk Factors” and also in this MD&A under “Other Risks Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statement or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking statements and

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

information contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information or statements as a result of new information or events except as required by applicable securities laws.

BUSINESS OVERVIEW

NexGen is a British Columbia corporation with a focus on developing into production the 100% owned Rook I Project (the “Rook I Project” or the “Project”) located in the southwestern Athabasca Basin of Saskatchewan, Canada. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in the development of projects from discovery to production. NexGen also owns a portfolio of highly prospective exploration uranium properties in the southwestern Athabasca Basin of Saskatchewan, Canada.

The Company’s Arrow Deposit is the focus of the Rook I Project and was discovered in February 2014. The Arrow Deposit has Measured and Indicated Mineral Resources totalling 3.75 million tonnes (“Mt”) grading 3.10% U3O8 containing 257 million (“M”) lbs U3O8. The Probable Mineral Reserves were estimated at 240 M lbs U3O8 contained in 4.6Mt grading 2.37% U3O8. See “Rook I FS Technical Report” below.

The Company has also intersected numerous other mineralized zones on trend from Arrow along the Patterson Corridor on Rook I which are subject to further exploration before economic potential can be assessed. The Rook I property consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company’s common shares (the “Shares”) trade on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “NXE”, and on the Australian Stock Exchange (the “ASX”) in the form of Chess Depository Instruments (“CDIs”) under the symbol “NXG”.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

2024 HIGHLIGHTS

Corporate

The Company entered into a placement agreement dated April 30, 2024 (as amended, the “Placement Agreement”) with a lead manager and bookrunner to arrange and manage an offering of 20,161,290 Shares at a price of $11.11 for aggregate gross proceeds of approximately $224 million (the “ASX Offering”) settled through newly listed CDIs on the ASX. The ASX Offering closed on May 14, 2024.

Concurrent with and to facilitate the ASX Offering, the Company also agreed with the Agents (as defined below) to amend the December Sales Agreement (as defined below) to reduce the aggregate value of the Shares that may be offered and sold under the ATM Program (as defined below) from up to $500 million to up to approximately $276 million (the “Amended Sales Agreement”).

On May 7, 2024, the Company entered into a binding term sheet with MMCap International Inc. SPC (“MMCap”) for the Company to issue US$250 million aggregate principal amount of 9.0% unsecured convertible debentures (the “2024 Debentures”), as consideration for the purchase (the “Acquisition”) of approximately 2.7M lbs of natural uranium concentrate (U3O8). The Acquisition closed on May 28, 2024.

In connection with the Acquisition, the holders of the 2024 Debentures entered into an investor rights agreement with the Company containing voting alignment, standstill, anti-hedging, and transfer restriction covenants that will apply (subject to certain exceptions) unless and until there is a change of control of the Company.

On May 22, 2024, the Company announced the publication of its 2023 Sustainability Report highlighting the specific programs, initiatives, and organizational frameworks that NexGen has created or expanded upon to demonstrate the continued seamless integration of sustainability throughout the Company.

On June 17, 2024, Ms. Susannah Pierce was elected to the Board. Ms. Pierce is currently in the role of President and Country Chair of Shell Canada and is responsible for driving integration and coordination of business activity and corporate policy across Shell’s business in Canada.

On December 4, 2024, NexGen was awarded its first uranium sales agreements with major US nuclear utility companies. These contracts all feature market-related pricing mechanisms at the time of delivery, some of which are subject to floor and ceiling prices and are tied to commercial production of the Rook I Project.

For the year ended December 31, 2024, the Company issued 13,000,800 Shares under the ATM Program (as defined below) for gross proceeds of $135.0 million and recorded commissions of $1.4 million and other transaction costs of $3.6 million for aggregate net proceeds of $130.0 million.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Operational

On February 12, 2024, NexGen received the results of the Canadian Nuclear Safety Commission (the “CNSC” or the “Commission”) technical review of NexGen’s responses to Federal information requests received on the Draft Environmental Impact Statement (the Federal “EIS”) through the Federal Environmental Assessment (the Federal “EA”) review process. On May 21, 2024, the Company submitted responses to the remaining information requests from the CNSC February 12, 2024 correspondence, along with a revised Federal EIS. The CNSC concluded their completeness check of NexGen’s May 21, 2024 submission on June 21, 2024.

On March 11, 2024, the Company announced the discovery of new intense uranium mineralization on its 100% owned1 SW2 Property, 3.5 kilometers east of the Arrow Deposit. The new mineralized occurrence in RK-24-183 is located on a previously untested conductor segment of Patterson Corridor East (“PCE”). Localized uranium mineralization was intersected for 19.8 meters (“m”) between 347.7 and 367.5 m, with counts per second (cps) ranging from <500 to >61,000, as measured with a handheld RS-125 spectrometer.

On May 29, 2024, the Company announced an additional discovery of mineralization in RK-24-193 at PCE over 67.5 m between 383.5 and 451 m. Additionally, assay results from RK-24-183 reflected two narrow, mineralized veins with best intervals of 10% U3O8 over 0.5 m at 348.0 m and 6.23% U3O8 over 0.5 m at 356.5 m, respectively.

On August 1, 2024, the Company announced an update to certain cost estimates (the “Updated Cost Estimate”) included in the Rook I FS Technical Report (as defined below) to reflect the advancement of Project engineering from 18% complete at the time of the technical report, to approximately 45% complete, within an accuracy range of +/- 10%.

The Updated Cost Estimate for pre-production capital costs (“CAPEX”) is $2.2 billion (US$1.58 billion), with an average annual operating cost (“OPEX”) over Life of Mine of $13.86/lb (US$9.98/lb) U3O8, reflecting inflationary adjustments, the significant advancement of engineering and procurement, optimized constructability, and enhanced environmental performance (using an exchange rate of CAD $1.00 = US $0.72). Updated sustaining capital costs are estimated at $785 million (average of ~$70 million per year over Life of Mine), inclusive of closure costs of approximately $70 million. See “Rook I Project Overview – Rook I FS Technical Report – Updated Cost Estimate” below.

On August 8, 2024, NexGen announced the expansion of the mineralized zone at PCE to include a total of eight drill holes intersecting mineralization, four of which intersected off-scale (>61,000 cps) high-grade uranium mineralization. These included RK-24-183, 24-197, 24-202, and 24-207. The high-intensity style mineralization is indicative of exceptional formation conditions similar to those found in the significant orebodies within the Athabasca Basin. The mineralized signature is expressed as analogous to other orebodies within the Athabasca Basin, with localized veins (up to off-scale >61,000 cps) within elevated radioactivity that extends over more than 100 m.

On November 12, 2024, NexGen completed the 2024 drill program with over 34,000 m drilled and an expanded mineralized footprint. Included within the results was the best hole to date at PCE, RK-24-222, that intersected a 17.0 m wide interval with multiple high intensity (>61,000 cps) occurrences.

1 Note: Certain claims comprising the SW2 Property are subject to a 2% NSR royalty in favour of Advance Royalty Corporation (which can be reduced to 1% upon payment of $1.0 million) and a 10% production carried interest in favour of Terra Ventures, Inc. (which converts to a working interest if commercial production of such claims occurs, with the Company having the right to recoup from 75% of Terra Ventures’ proportionate share of production 10% of all costs incurred since June 30, 2005 for exploration and development, and in preparing the property for commercial production).

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Refer to the News Releases dated May 29, 2024, August 8, 2024 and November 12, 2024, and filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for spectrometer results of the 2024 drill program. As of the date of this MD&A, assay results for the 2024 drill program are pending.

On November 19, 2024, the CNSC confirmed completion of the Federal technical review of NexGen’s May 21, 2024 submission. On January 28, 2025 the CNSC announced their acceptance of the Final Federal EIS. The next and final step in the Federal approval process is scheduling a Commission hearing date for the Rook I Project, subject to which the CNSC will render an approval decision on the Rook I Project.

On January 30, 2025, NexGen announced the commencement of a 43,000 m exploration drill program to continue to test the extents and growth of mineralization discovered in early 2024 at PCE. This systematic program represents an increase of 9,000 m from the 2024 program and is expected to be one of the largest drill programs in the Athabasca Basin, Saskatchewan in 2025. Drilling in 2025 will focus on testing extents of the mineralized footprint, further investigating high-grade zones within the broad mineralized footprint, and determining potential for additional mineralization within the same target area.

NexGen further advanced critical path procurement activities for the Rook I Project as well as front-end engineering and design (“FEED”) and critical path detailed engineering.

ROOK I PROJECT OVERVIEW

Permitting, Regulatory, and Engagement

On November 9, 2023, NexGen announced receipt of Provincial Ministerial EA approval under The Environmental Assessment Act of Saskatchewan to proceed with the development of the Project.

In parallel to the ongoing Provincial approvals process, NexGen has continued to advance Federal approvals required for the Project, which include securing both Federal EA and licence approvals from the CNSC. NexGen has implemented an integrated approach to the Federal EA and licensing processes for the Project whereby information to support the licence application has been submitted to the CNSC in a staged manner since 2019 to ensure alignment between the EA and licencing documentation. On September 1, 2023, the CNSC provided formal notification confirming the sufficiency of NexGen’s initial licence application to prepare site and construct the Project. CNSC confirmation followed a 60-day sufficiency review conducted by CNSC staff, which confirmed completeness and compliance with all applicable CNSC requirements.

During 2023, NexGen submitted responses to the Federal information requests received on the draft EIS through the Federal EA technical review process completed in Q4 2022. On November 14, 2023, the CNSC deemed NexGen’s submission complete and confirmed commencement of the review of NexGen’s responses to the information requests by the Federal-Indigenous Review Team. Results of the Federal- Indigenous Review Team review were provided to NexGen on February 12, 2024 and the Company submitted responses to the remaining information requests on May 21, 2024 along with a revised Federal EIS. The CNSC concluded their completeness check of NexGen’s May 21, 2024 submission on June 21, 2024 and confirmed commencement of technical review by the Federal-Indigenous Review Team.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

As noted above, on November 19, 2024, the CNSC confirmed completion of the Federal technical review of NexGen’s May 21, 2024 submission, that the Company’s responses to all information requests received through the Federal technical review process had been accepted, and that the information provided by the Company fully addresses the regulatory requirements for the Federal EA. With completion of the CNSC technical review, the next and final steps in the Federal approval process include scheduling a Commission hearing date for the Rook I Project, subject to which the CNSC will render an approval decision on the Rook I Project.

On November 29, 2024, NexGen submitted a Federal Final EIS package to the CNSC, including responses to comments received as part of the Federal public review period conducted on the Draft EIS, and on January 28, 2025 the CNSC announced their acceptance of the Federal Final EIS.

The Company is continuing its longstanding engagement with the communities within proximity of the Rook I Project, as per the study agreements entered into with the four rights-bearing (i.e., primary) Indigenous Groups in Q4 2019 (the “Study Agreements”).

The Study Agreements formalized the engagement approaches that would support each primary Indigenous Group’s participation in the EA process, particularly to:

●	develop a Joint Working Group (“JWG”) structure for each Indigenous Group to support the inclusion of Indigenous Knowledge into the EA process and to facilitate regular, ongoing engagement;

●	assist in the identification of valued components for the EA;

●	explore special interest topics for each Indigenous Group;

●	support Indigenous Knowledge and Traditional Land Use (“IKTLU”) Studies in various forms particular to each Indigenous Group; and

●	establish a Community Coordinator position in each Indigenous Group to act as the primary contact between NexGen and the Indigenous Group.

In addition, each Study Agreement committed NexGen to providing capacity funding for the JWG engagement, retention of technical support by the Indigenous Group, and completion of the self-directed IKTLU Studies. Each of the Clearwater River Dene Nation (“CRDN”), Métis Nation – Saskatchewan Northern Region 2 (“MN-S NR2”) and Métis Nation – Saskatchewan (“MN-S”), Birch Narrows Dene Nation (“BNDN”), and Buffalo River Dene Nation (“BRDN”) completed IKTLU Studies in support of the EA for the Project.

Further, the Study Agreements confirmed that the parties would negotiate impact benefit agreements or mutual benefit agreements (each, a “Benefit Agreement”) in good faith. The Company signed Benefit Agreements with each of the BNDN and the BRDN in 2021, the CRDN in 2022, and the MN-S NR2 and MN- S in 2023. All Indigenous communities in the Local Priority Area have formally supported the development of the Rook I Project by NexGen.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

The Benefit Agreements cover all phases of the Rook I Project, and have been developed to define the environmental, cultural, economic, training, employment, business opportunities, and other benefits to be provided to the Indigenous Groups by NexGen and to confirm the consent and support of those Indigenous Groups for the Project. These four Indigenous Groups (i.e., the CRDN, MN-S NR2 and MN-S, BNDN, and BRDN) collectively represent the First Nation and Métis communities for which the Saskatchewan Ministry of Environment assigned procedural aspects of the Duty to Consult for the Project to NexGen, and which have been identified by NexGen as the primary Indigenous Nations for consultation in consideration of the Federal requirements of the CNSC.

NexGen has developed Environmental Committees with each of the Indigenous Groups with signed Benefit Agreements. JWG activities with the CRDN, MN-S NR2 and MN-S, BNDN, and BRDN are now being implemented through the respective Environmental Committees.

Rook I FS Technical Report

In Q1 2021, NexGen filed an independent feasibility study (the “Rook I FS Technical Report”) in accordance with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled “Arrow Deposit, Rook I Project, Saskatchewan, Nl 43-101 Technical Report on Feasibility Study dated March 10, 2021”, which supports the EA processes and licence application activities. The Rook I FS Technical Report also validated the previous stage engineering and produced an operating and initial capital cost estimate meeting the requirements for a Class 3 estimate as defined by the Association for the Advancement of Cost Engineering (“AACE”) International. The Rook I FS Technical Report is based on an initial 10.7-year mine life; however the Company is seeking permitting and licensing approvals for a 24-year mine operating life.

The Rook I FS Technical Report includes Mineral Reserve and Mineral Resource estimates for the Arrow Deposit. The information contained in this MD&A regarding the Rook I Project has been derived from the Rook I FS Technical Report, is subject to certain assumptions, qualifications, and procedures described in the Rook I FS Technical Report, and, except as noted as part of the Updated Cost Estimate above or disclosed under the headings “Update to Economic Assumptions in Rook I FS Technical Report” and “Sensitivity of NPV and IRR to Uranium Prices” below, is qualified in its entirety by the full text of the Rook I FS Technical Report.

Updated Cost Estimate

The CAPEX in the Rook I FS Technical Report was estimated at $1.3 billion, with an average OPEX over the Life of Mine of $7.58/lb U3O8. The CAPEX in the Updated Cost Estimate reflects approximately $310 million in direct and attributable inflationary increases since 2020 and approximately $590 million in enhancements identified through advanced engineering and procurement since March 2021. The increase in OPEX reflects $2.65/lb U3O8 in inflationary adjustments and an additional $3.63/lb U3O8 from enhancements identified through advanced engineering and procurement.

The mine life and production profile, including the capability of up to 30 million pounds U3O8 annually, the estimates of Mineral Resources and Mineral Reserves, and the P50 contingency used for CAPEX all remain consistent with the Rook I FS Technical Report.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Sensitivity of NPV and IRR to Uranium Prices

The sensitivity of the economic model in the Rook I FS Technical Report to the price of uranium is shown below:

	Feasibility Study (2020 Dollars)				Updated Cost Estimate (2023 Dollars)
Uranium Price (US$/lb)	Average Annual Free Cash Flow (Y1-5) (C$ billion)	Payback Period (Years)	IRR (%)	NPV (C$ billion)	Average Annual Free Cash Flow (Y1-5) (C$ billion)	Payback Period (Years)	IRR (%)	NPV (C$ billion)
$150	3.19	0.4	101.8	12.80	3.13	0.7	61	11.52
$100	2.11	0.6	81.6	8.13	2.04	1.0	46.9	6.79
$95	2.01	0.6	79.2	7.67	1.93	1.0	45.2	6.32
$80	1.68	0.7	71.5	6.27	1.61	1.2	39.6	4.89
$50	1.04	0.9	52.4	3.47	0.97	2.0	25.2	2.10

(1)

The Base Case from the Rook I FS Technical Report uses a discount rate of 8%. Free Cash Flow represents the after-tax net cash flow from the Project, determined in accordance with the Rook I FS Technical Report.

(2)	The Updated Cost Estimate reflects an internal Company assessment of currently expected CAPEX and OPEX, as well as other Project costs, including estimated sustaining capital, royalties, and taxes.
(3)

As noted in the Rook I FS Technical Report, NPV, and IRR are most sensitive to metal prices, grade, metal recovery, and exchange rates. To demonstrate the sensitivities of NPV and IRR to uranium prices, alternatives to the uranium price assumption of US$50/lb U3O8 used in the Base Case from the Rook I FS Technical Report are shown for illustrative purposes. Readers are cautioned that such information may not be appropriate for other purposes, including an assessment of expected Project economics. Such illustrative prices were chosen to approximate long-term and various spot price assumptions but are not forecasts of expected uranium prices or prices at which uranium produced from the Project can be sold.

OPERATIONS OUTLOOK

The Company intends to continue to develop the Rook I Project by optimizing the engineering, procurement, training, and other project development activities to ensure the Rook I Project will be executed in line with Company objectives.

Specifically, throughout 2025, the Company will continue to:

●	advance the offtake negotiations in advance of final Federal EA approval;
●	advance the final Federal EA and licensing activities required to obtain a Uranium Mine and Mill Licence from the CNSC following the establishment and conduct of a Commission hearing date; and
●	engage with Provincial and Federal regulators and communities.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

HEALTH, SAFETY, AND ENVIRONMENT

NexGen places the health and safety of its people as the highest priority in the form of a zero-harm culture and is committed to sustainable development in a safe and responsible manner. NexGen recognizes that the long-term sustainability of its business is dependent upon elite stewardship in the protection of its people, the environment, and the careful management of the exploration, development, and extraction of mineral resources.

Management is focused on optimizing its strong culture of safety, which includes equipping people with the tools, training, and mindset to result in constant safety awareness. NexGen operates a zero-harm workplace, while also recognizing the need for emergency preparedness. The Company has a site-specific emergency response plan and conducts periodic exercises followed by critical analysis that evaluates the response and recommends improvements. This plan is reviewed at least annually. NexGen takes a proactive and long- term approach to risk management that supports investment in the practices needed to be successful and meet commitments.

FINANCIAL RESULTS

Financial results for the three months and year ended December 31, 2024 and 2023 (Unaudited)

	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Salaries, benefits, and directors’ fees	$6,099	$5,500	$13,831	$12,704
Office, administrative, and travel	6,095	5,604	20,400	15,616
Professional fees and insurance	2,416	4,838	12,221	17,469
Depreciation	592	496	2,252	1,804
Share-based payments	9,214	14,068	29,534	37,142
	$(24,416)	$(30,506)	$(78,238)	$(84,735)
Finance income	6,021	2,324	21,726	6,030
Mark-to-market gain (loss) on convertible debentures	(27,924)	(10,250)	18,375	(48,745)
Interest expense on convertible debentures	(11,771)	(3,729)	(32,497)	(6,098)
Interest on lease liabilities	(21)	(32)	(110)	(153)
Share of net income (loss) from associate	(11,640)	920	(13,798)	920
Loss on dilution of ownership interest in associate	(12)	-	(113)	-
Foreign exchange gain (loss)	2,365	(1,268)	2,688	(1,123)
Other expense	-	(1,367)	(159)	(1,378)
Gain on loss of control of IsoEnergy	-	204,038	-	204,038
Income (loss) before taxes	$(67,398)	$160,130	$(82,126)	$68,756
Deferred income tax recovery (expense)	1,011	(162)	4,567	1,412
Net income (loss)	$(66,387)	$159,968	$(77,559)	$70,168
Basic earnings (loss) per share attributable to NexGen shareholders	$(0.11)	$0.30	$(0.14)	$0.16
Diluted earnings (loss) per share attributable to NexGen shareholders	$(0.11)	$0.29	$(0.14)	$0.16

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Three months ended December 31, 2024 versus three months ended December 31, 2023

During the three months ended December 31, 2024 (the “Current Quarter”), NexGen recorded net loss of $66.4 million or $0.11 basic loss per share attributable to NexGen shareholders compared to the three months ended December 31, 2023 (the “Comparative Quarter”) with a net income of $160.0 million or $0.30 basic earnings per share attributable to NexGen shareholders, representing a decrease in net income (loss) of $226.4 million quarter over quarter. The result was primarily due to the following:

●

Non-cash mark-to-market gains and losses result from the fair value re-measurement of convertible debentures at each reporting date, with any changes in the fair value being recognized in the net income (loss) and comprehensive income (loss) for the period. The mark-to-market loss on convertible debentures increased by $17.6 million from $10.3 million in the Comparative Quarter to $27.9 million in the Current Quarter. The increase is due to an increase in the principal amount of outstanding convertible debentures from US$110 million in the Comparative Quarter to US$360 million in the Current Quarter, an increase in the Company’s share price, and significant appreciation of the US dollar compared to the Canadian dollar during the Current Quarter.

●

The non-cash share of net loss from associate of $11.6 million is due to the recognition of the Company’s share of IsoEnergy’s loss for the Current Quarter as a result of the deconsolidation of IsoEnergy completed in the fourth quarter of 2023, and the subsequent equity method of accounting for the Company’s investment in IsoEnergy.

●

Interest expense on convertible debentures increased by $8.1 million from $3.7 million in the Comparative Quarter to $11.8 million in the Current Quarter. The increase is primarily due to an increase in the principal amount of outstanding convertible debentures, from US$110 million as at December 31, 2023 to US$360 million as at December 31, 2024.

●

Non-cash share-based payments decreased by $4.9 million from $14.1 million during the Comparative Quarter to $9.2 million in the Current Quarter. The decrease is primarily due the number of options granted during the Current Quarter compared to the Comparative Quarter and the deconsolidation of IsoEnergy.

●

Finance income increased by $3.7 million due to a higher average cash balance during the Current Quarter of $507.2 million, compared to an average cash balance of $330.6 million during the Comparative Quarter.

●

Foreign exchange gain (loss) relates primarily to US dollar denominated cash balances, and increased by $3.6 million, from a loss of $1.2 million in the Comparative Quarter to a $2.4 million gain in the Current Quarter. This is consistent with the movement in the CAD/USD foreign exchange rate, with the US dollar strengthening during and at the closing of the Current Quarter.

●

Professional fees and insurance decreased by $2.4 million from $4.8 million in the Comparative Quarter to $2.4 million in the Current Quarter primarily due to higher legal fees related to the December Sales Agreement (as defined below) and other corporate development initiatives during the Comparative Quarter.

●

Non-cash deferred income tax recovery (expense) increased by $1.2 million from an expense of $0.2 million in the Comparative Quarter to a recovery of $1.0 million in the Current Quarter due to the tax impact of changes in the fair value of the Debentures attributable to changes in credit risk and the tax impact of the equity pickup of IsoEnergy’s other comprehensive income under the equity method of accounting for NexGen’s investment in IsoEnergy.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

●

Salaries, benefits, and directors’ fees increased by $0.6 million from the Comparative Quarter of $5.5 million to $6.1 million in the Current Quarter primarily due to an increase in the number of employees in line with increased operations, including the appointment of key personnel to the Company’s project development team, offset by the impact of the deconsolidation of IsoEnergy.

●

Office, administrative, and travel costs increased by $0.5 million from the Comparative Quarter of $5.6 million to $6.1 million in the Current Quarter primarily due to additional travel, expanded community partnerships, and an overall increase in costs consistent with the expansion of operations.

●

The gain on loss of control of IsoEnergy during the Comparative Quarter is due to the deconsolidation of IsoEnergy on December 5, 2023 and the resulting fair value adjustment of the Company’s investment at that date.

Year ended December 31, 2024 versus year ended December 31, 2023

During the year ended December 31, 2024 (the “Current Year”), NexGen recorded a net loss of $77.6 million or $0.14 basic loss per share attributable to NexGen shareholders compared to the year ended December 31, 2023 (the “Comparative Year”) with a net income of $70.2 million or $0.16 basic earnings per share attributable to NexGen shareholders, representing a decrease in net income of $147.8 million year over year. The decrease in net income was primarily due to the following:

●

Non-cash mark-to-market gains and losses result from the fair value re-measurement of convertible debentures at each reporting date, with any changes in the fair value being recognized in the net income (loss) and comprehensive income (loss) for the period. The mark-to-market gain (loss) on convertible debentures increased by $67.1 million from a loss of $48.7 million in the Comparative Year to a gain of $18.4 million in the Current Year:

∎

Of the $18.4 million mark-to-market gain in the Current Year, $29.4 million gain relates to the 2024 Debentures and is due to a decrease in the Company’s share price between the 2024 Debentures issuance date and the closing share price for the Current Year, offset by an increase in the US dollar compared to the Canadian dollar resulting in a foreign exchange loss between the 2024 Debentures issuance date and the close of the Current Year.

∎	Offset by an $11.0 million loss relating to the 2023 Debentures (as defined below) due to an increase in the foreign exchange rate in the Current Year.

The loss on convertible debentures in the Comparative Year is due to an increase in the Company’s share price in the Comparative Year resulting in a loss on the 2023 Debentures, and the mark-to-market loss realized on share conversion of the US$15 million convertible debentures issued in 2020 in the Comparative Year.

●

The interest expense on convertible debentures increased by $26.4 million from $6.1 million in the Comparative Year to $32.5 million in the Current Year. The increase is primarily due to an increase in the principal amount of outstanding convertible debentures, from US$110 million as at December 31, 2023 to US$360 million as at December 31, 2024.

●

Finance income increased by $15.7 million due to a higher average cash balance during the Current Year of $383.7 million and higher interest rates compared to $212.6 million during the Comparative Year.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

●

The non-cash share of net loss from associate of $13.8 million is due to the recognition of the Company’s share of IsoEnergy’s loss for the Current Year as a result of the deconsolidation of IsoEnergy completed in the fourth quarter of 2023, and the subsequent equity method of accounting for the Company’s investment in IsoEnergy.

●

Non-cash share-based payments decreased by $7.6 million from $37.1 million in the Comparative Year to $29.5 million in the Current Year. The decrease is primarily due the timing of stock option vesting and number of options granted during the Current Year compared to the Comparative Year and the deconsolidation of IsoEnergy.

●

Professional fees and insurance decreased by $5.3 million from $17.5 million in the Comparative Year to $12.2 million in the Current Year primarily due to higher legal fees related to the issuance of the 2023 Debentures and early conversion of the convertible debentures issued in 2020, the December Sales Agreement, and other corporate development initiatives in the Comparative Year.

●

Office, administrative, and travel costs increased by $4.8 million from $15.6 million in the Comparative Year to $20.4 million in the Current Year. The increase is primarily related to additional travel, expanded community partnerships, and an overall increase in costs consistent with the expansion of operations.

●

Foreign exchange gain (loss) relates primarily to US$ denominated cash balances and increased by $3.8 million, from a loss of $1.1 million in the Comparative Year to a $2.7 million gain in the Current Year. This is consistent with the movement in the CAD/USD foreign exchange rate, with the US dollar strengthening during and at the closing of the Current Year.

●

Non-cash deferred income tax recovery (expense) increased by $3.2 million from a $1.4 million recovery in the Comparative Year to $4.6 million in the Current Year due to the tax impact of changes in the fair value of the Debentures attributable to changes in credit risk and the tax impact of the equity pickup of IsoEnergy’s other comprehensive income under the equity method of accounting for NexGen’s investment in IsoEnergy.

●

Salaries, benefits, and directors’ fees increased by $1.1 million from $12.7 million in the Comparative Year to $13.8 million in the Current Year primarily due to an increase in the number of employees in line with increased operations, including the appointment of key personnel to the Company’s project development team, offset by the impact of the deconsolidation of IsoEnergy.

●

The gain on loss of control of IsoEnergy during the Comparative Year is due to the deconsolidation of IsoEnergy on December 5, 2023 and the resulting fair value adjustment of the Company’s investment at that date.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Financial Position Summary

Statement of financial position summary as at December 31, 2024, December 31, 2023 and January 1, 2023

	December 31, 2024	December 31, 2023	January 1, 2023
		Restated(1)	Restated(1)

Current assets
Cash	$476,587	$290,743	$134,447
Marketable securities	-	-	5,775
Amounts receivable	1,727	1,940	1,801
Prepaid expenses and other assets	14,358	13,770	2,165
Lease receivable	512	512	-
	$493,184	$306,965	$144,188
Non-current assets
Exploration and evaluation assets	584,889	451,356	405,248
Property and equipment	5,354	5,404	5,048
Investment in associate	229,594	240,116	-
Deposits	82	82	76
Strategic inventory	341,150	-	-
Lease receivable	2,990	3,502	-
Total assets	$1,657,243	$1,007,425	$554,560

Current liabilities
Accounts payable and accrued liabilities	$21,402	$26,986	$13,723
Lease liabilities	926	926	775
Flow-through share premium liability	-	-	2,069
Convertible debentures	455,783	158,478	80,021
	$478,111	$186,390	$96,588
Non-current liabilities
Long-term lease liabilities	91	1,016	1,688
Deferred income tax liabilities	-	-	867
Total liabilities	$478,202	$187,406	$99,143

Total equity	$1,179,041	$820,019	$455,417
Total liabilities and equity	$1,657,243	$1,007,425	$554,560

(1) Restated – refer to Note 4(m) of the Annual Financial Statements.

Liquidity and Capital Resources

Debentures

On September 22, 2023, NexGen announced the closing of a private placement (the “2023 Private Placement”) of US$110 million in aggregate principal amount of 9.0% unsecured convertible debentures (the “2023 Debentures”) with Queen’s Road Capital Investment Ltd. (“QRC”) and Washington H Soul Pattinson and Company Limited (“WHSP”).

On May 28, 2024, NexGen issued US$250 million in aggregate principal amount of 2024 Debentures as consideration for the Acquisition.

Effective retrospectively for 2024 reporting periods, the balances of principal outstanding for the convertible debentures is classified as a current liability in accordance with the amendments to IAS 1, effective January 1, 2024.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Subsequent to December 31, 2024, the Company entered into a USD/CAD forward contract with notional amount of approximately US$60 million to hedge the foreign currency risk associated with US dollar interest payments on the 2023 Debentures and 2024 Debentures (together, the “Debentures”).

ATM Program

On December 11, 2023, NexGen updated its at-the-market equity program (the “ATM Program”) in accordance with the terms and conditions of an equity distribution agreement dated December 11, 2023 (the “December Sales Agreement”) between NexGen and Virtu Canada Corp. (formerly ITG Canada Corp.), as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the “Agents”), which allowed NexGen to issue up to $500 million of Shares to the public, from time to time, at its discretion, on the TSX and/or the NYSE, and/or any other marketplace for the Shares in Canada or the United States or as otherwise agreed between the Agents and NexGen. The December Sales Agreement will be effective until the earlier of the sale of all of the Shares issuable pursuant to the ATM Program and December 11, 2025, unless terminated prior to such date. Concurrent with entering into the December Sales Agreement, the previous agreement between the Company and the Agents was terminated.

Since the December Sales Agreement, 13,000,800 Shares have been issued at a weighted average price of $10.38 per Share.

Concurrent with and to facilitate the ASX Offering, the Company amended the December Sales Agreement to reduce the aggregate value of Shares that may be issued under the ATM Program from up to $500 million to up to approximately $276 million. As a result of such amendment, and taking into account the 13,000,800 Shares sold to up to the date of such amendment, the maximum amount currently available under the ATM Program is approximately $141 million.

2024 Australian Equity Financing

On May 14, 2024, the Company closed the ASX Offering pursuant to the Placement Agreement with a lead manager and bookrunner in Australia resulting in the issuance of 20,161,290 Shares at a price of $11.11 per Share for aggregate gross proceeds of approximately $224 million with settlement occurring through newly listed CDIs on the ASX.

Working Capital and Non-IFRS Measures

NexGen had a working capital surplus of $15.1 million, including the Debentures, as at December 31, 2024 (December 31, 2023 – $120.6 million, January 1, 2023 – $47.6 million, restated – refer to Note 4(m) of the Annual Financial Statements) and $476.6 million of cash on hand as at December 31, 2024 (December 31, 2023 – $290.7 million, January 1, 2023 - $134.4 million, restated – refer to Note 4(m) of the Annual Financial Statements). The Company currently has sufficient cash to fund its current operating and administration costs for at least 15 months. In addition, the Company held 2.7 M lbs of U3O8 at a cost of $341.2 million as at December 31, 2024 (December 31, 2023 – nil).

Excluding the Debentures from working capital, and including the strategic inventory of 2.7 M lbs of U3O8, the Company had an adjusted working capital surplus of $812.1 million at December 31, 2024. Adjusted working capital is a financial measure used by management to monitor the Company’s liquidity and ability to fund its operations. Management believes that providing such information to securities analysts, investors, and other interested parties who frequently use non-IFRS measures such as working capital and adjusted working capital in the evaluation of issuers will allow them to better compare NexGen’s liquidity and capital resources against others in its industry on a period-by-period basis.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Expressed in millions Canadian dollars	December 31, 2024	December 31, 2023
Current Assets	$493.2	$307.0
Current Liabilities	(478.1)	(186.4)
Working Capital	$15.1	$120.6
Strategic Inventory	341.2	-
Debentures	455.8	158.5
Adjusted Working Capital	$812.1	$279.1

The decrease in working capital of $105.5 million from December 31, 2023 to December 31, 2024 was primarily attributable to the issuance of the 2024 Debentures and expenditures incurred to advance the Rook I Project together with the funding of operational and administration costs, offset by proceeds raised from the ATM Program, ASX Offering, and stock option exercises.

Change in Cash Position

The net change in cash position at December 31, 2024 from September 30, 2024 was a decrease of $61.2 million, attributable to the following components of the statement of cash flows:

●

Operating activities had an outflow of $9.5 million in the Current Quarter, due primarily to the payment of general and administrative expenses such as office and administrative costs, professional fees, and salaries offset by finance income (Comparative Quarter – outflow of $22.6 million).

●	Investing activities used $38.0 million in the Current Quarter, associated primarily with the development of the Rook I Project (Comparative Quarter – outflow of $84.2 million).

●

Financing activities had an outflow of $9.7 million in the Current Quarter (Comparative Quarter – inflow of $26.8 million) primarily due to payment of interest on the Debentures of $16.0 million and payment of lease liabilities of $0.3 million offset by stock option exercises of $6.6 million.

The net change in cash position at December 31, 2024 from December 31, 2023 was an increase of $185.8 million, attributable to the following components of the statement of cash flows:

●

Operating activities used $24.1 million in the Current Year, associated primarily with general and administrative expenses such as office and administrative costs, professional fees, and salaries offset by finance income (Comparative Year – outflow of $52.6 million).

●

Investing activities used $130.7 million in the Current Year, associated primarily with the development of the Rook I Project (Comparative Year – outflow of $160.1 million, which included the impact of the deconsolidation of IsoEnergy of $42.3 million).

●

Financing activities had an inflow of $344.6 million in the Current Year (Comparative Year – inflow of $368.9 million) primarily due to net proceeds from the ATM program of $130.2 million, net proceeds from the ASX Offering of $215.8 million, and proceeds from option exercises of $20.2 million, offset by interest paid on the Debentures of $20.5 million and payment of lease liabilities of $1.0 million.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Capital Management

The Company manages its capital structure, and adjusts it, based on the funds available to the Company, to support the acquisition, exploration and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debentures to fund its activities and will continue to require significant additional financing to fund its operations, including continuing with currently contemplated exploration and development activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2024.

Contractual Obligations and Commitments

The Company’s significant undiscounted commitments at December 31, 2024 are as follows (the Debentures are classified as a current liability due to the adoption of amendments to IAS 1, however there is no obligation to cash settle these in the next twelve months).

Significant Undiscounted Obligations and Commitments as at December 31, 2024

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$21,402	$-	$-	$-	$21,402
Debentures	455,783	-	-	-	455,783
Lease liabilities	1,357	119	-	-	1,476
	$478,542	$119	$-	$-	$478,661

As at December 31, 2023 – restated (refer to the Annual Financial Statements Note 4(m)):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$26,986	$-	$-	$-	$26,986
Debentures	158,478	-	-	-	158,478
Lease liabilities	1,476	1,476	-	-	2,952
	$186,940	$1,476	$-	$-	$188,416

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

As at January 1, 2023 – restated (refer to the Annual Financial Statements Note 4(m)):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$13,723	$-	$-	$-	$13,723
Debentures	80,021	-	-	-	80,021
Lease liabilities	1,346	2,574	-	-	3,920
	$95,090	$2,574	$-	$-	$97,664

Summary of Quarterly Results

Summary of Quarterly Results (Unaudited)

	For the three months ended
	Dec 31,	Sept 30,	Jun 30,	Mar 31,
$000s except per share amounts	2024	2024	2024	2024
Finance income	6,021	6,277	5,923	3,505
Net income (loss)	(66,387)	10,252	13,196	(34,620)
Net income (loss) for the period attributable to shareholders of NexGen	(66,387)	10,252	13,196	(34,620)
Basic earnings (loss) per share	(0.11)	0.02	0.02	(0.06)
Diluted earnings (loss) per share	(0.11)	(0.02)	(0.02)	(0.06)

	For the three months ended
	Dec 31,	Sept 30,	Jun 30,	Mar 31,
$000s except per share amounts	2023	2023	2023	2023
Finance income	2,324	1,103	1,247	1,356
Net income (loss)	159,968	(63,196)	(17,498)	(9,107)
Net income (loss) for the period attributable to shareholders of NexGen	158,901	(52,135)	(19,292)	(6,658)
Basic earnings (loss) per share	0.30	(0.11)	(0.04)	(0.01)
Diluted earnings (loss) per share	0.29	(0.11)	(0.04)	(0.01)

Summary of Selected Annual Financial Results

Summary of Select Annual Financials Results (Audited)

	December 31,	December 31,	December 31,
($000s except per share amounts)	2024	2023	2022
Total Revenue	-	-	-
Net income (loss) for the year	(77,559)	70,168	(60,268)
Comprehensive income (loss) for the year	(63,501)	67,746	(63,198)
Net income (loss) for the year attributable to shareholders of NexGen Energy Ltd.	(77,559)	80,816	(56,587)
Basic net earnings (loss) per share attributable to shareholders of NexGen Energy Ltd.	(0.14)	0.16	(0.12)
Diluted earnings (loss) per share attributable to shareholders of NexGen Energy Ltd.	(0.14)	0.16	(0.12)
Total Assets	1,657,243	1,007,425	554,560
Total Liabilities	478,202	187,406	99,143
Dividends declared	-	-	-

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

NexGen does not derive any revenue from its operations except for interest income from its cash. Its primary focus is the development of the Rook I Project, in addition to the acquisition, exploration, evaluation and development of resource properties.

The fluctuations in income (loss) are mainly the result of the gain recognized on the deconsolidation of IsoEnergy in the fourth quarter of 2023 of $204.0 million, the loss recognized on the conversion of the Company’s US$15 million in aggregate principal amount of 7.5% unsecured convertible debentures into Shares in the third quarter of 2023, the issuance of the 2023 Debentures in the third quarter of 2023 and the 2024 Debentures in the second quarter of 2024 and the resulting mark-to-market gains or losses recognized on the fair value re-valuation of the Debentures at each quarter, driven primarily by the price of the Shares with any changes in the fair value being recognized in the income (loss) for the quarter, interest expense on the Debentures, and the Black Scholes valuation of the share-based compensation.

Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest.

The income (loss) per period has also fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

The increase in total assets year over year coincides with the exploration, evaluation and development of NexGen’s resource properties, the timing of financings and equity offerings, the fair value adjustment of the Company’s investment in IsoEnergy following the completion of the Merger, and the Acquisition, offset by the deconsolidation of IsoEnergy. The increase in total liabilities in 2024 compared to 2023 is primarily due to the issue of the 2024 Debentures.

Related Party Transactions

Compensation of Key Management and Directors

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Short-term compensation (1)	$3,557	$3,566	$6,034	$7,317
Share-based payments(2)	8,033	11,316	24,747	33,319
Consulting fees (3)	33	33	130	130
	$11,623	$14,915	$30,911	$40,766

(1) Short-term compensation to key management personnel for the three months and year ended December 31, 2024 amounted to $3,557 and $6,034 (2023 - $3,566 and $7,317) of which $3,557 and $6,034 (2023 - $3,549 and $7,100) was expensed and included in salaries, benefits, and directors’ fees on the statement of net loss and comprehensive loss. The remaining $nil and $nil (2023 - $17 and $217) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and year ended December 31, 2024 amounted to $8,033 and $24,747 (2023 - $11,316 and $33,319) of which $8,033 and $24,747 (2023 - $11,248 and $32,793) was expensed and $nil and $nil (2023 – $68 and $526) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company in relation to advice on corporate matters for the three months and year ended December 31, 2024 amounting to $33 and $130 (2023 - $33 and $130) pursuant to a consulting contract providing for a monthly service fee of $11 and terminable upon three months’ notice.

The Company received rental income for shared office space from IsoEnergy for the year ended December 31, 2024 of $34 (2023 - $nil).

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

As at December 31, 2024, there was $43 (December 31, 2023 - $43) included in accounts payable and accrued liabilities owing to Flying W Consulting Inc.

Outstanding Share Data

The authorized capital of NexGen consists of an unlimited number of Shares and an unlimited number of preferred shares. As at March 3, 2025, there were 569,088,514 Shares, 48,616,795 stock options with exercise prices ranging between $1.80 and $10.05, representing 8.5% of the total issued and outstanding Shares, and no preferred shares issued and outstanding.

Outstanding Convertible Debentures

On September 22, 2023, the Company entered into agreements with QRC and WHSP in connection with the 2023 Private Placement, providing for the purchase of the 2023 Debentures for aggregate gross proceeds of US$110 million. In addition, the Company entered into investor rights agreements with each of the purchasers, which include voting alignment, standstill and transfer restriction covenants that will apply (subject to certain exceptions) unless and until there is a change of control of the Company. The 2023 Debentures carry a 9.0% coupon, have a maturity date of September 22, 2028 and are convertible at the holder’s option at a conversion price of US$6.76 into a maximum of 16,272,189 Shares of NexGen. The Company will be entitled, on or after the third anniversary of the issuance of the 2023 Debentures, at any time the 20-day volume-weighted average trading price of the Company’s common shares on the TSX exceeds 130% of the conversion price, to redeem, prior to maturity, the 2023 Debentures at par plus accrued and unpaid interest. As at March 3, 2025, US$110 million of the principal of the 2023 Debentures remain outstanding.

On May 28, 2024, NexGen entered into an agreement with MMCAP in connection with the issuance of the 2024 Debentures as consideration for the purchase of approximately 2.7 M lbs of natural uranium concentrate (U3O8). In addition, the Company entered into an investor rights agreement with MMCAP, which includes voting alignment, standstill, transfer restriction, and anti-hedging covenants that will apply (subject to certain exceptions) unless and until there is a change of control of the Company. The 2024 Debentures carry a 9% coupon, have a maturity date of May 28, 2029, and are convertible at the holder’s option at a conversion price of US$10.73 into a maximum of 23,299,161 Shares of NexGen. The Company will be entitled, on or after the third anniversary of the issuance of the 2024 Debentures, at any time the 20-day volume-weighted average trading price of the Company’s common shares on the NYSE exceeds 130% of the conversion price, to redeem, prior to maturity, the 2024 Debentures at par plus accrued and unpaid interest. As at March 3, 2025, US$250 million of the principal of the 2024 Debentures remain outstanding.

Convertible Debenture	Principal	Conversion Price	Type of shares issuable upon conversion	Number of shares issuable upon conversion
2023 Debentures	US$110 million	US$6.76	Shares	16,272,189
2024 Debentures	US$250 million	US$10.73	Shares	23,299,161

OFF-BALANCE SHEET ARRANGEMENTS

NexGen has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s exploration and evaluation assets are located in Canada.

Accounting Policy Overview

Critical Accounting Policies and Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements include exploration and evaluation assets, convertible debentures, strategic inventory, assessment of control, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company’s critical accounting estimates.

Key Sources of Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities include exploration and evaluation assets, strategic inventory, convertible debentures, assessment of control, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company’s critical accounting estimates.

Changes in Accounting Policies including Initial Adoption

The Company has had no significant changes in accounting policies, except for the adoption of amendments to IAS 1 (refer to Annual Financial Statements Note 4(m)) and the net realizable value assessment related to strategic inventory (refer to Annual Financial Statements Note 4(e)). Refer to the Annual Financial Statements for further details of the Company’s changes in accounting policies.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, and the Debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities

●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 – inputs that are not based on observable market data.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

The Company’s cash, amounts receivable, and accounts payable and accrued liabilities are classified as Level 1 as the fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income. The Debentures are classified as Level 2.

Risk Factors

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s Annual Financial Statements and related notes for the year ended December 31, 2024. For further details of risk factors, please refer to the most recent Annual Information Form dated March 3, 2025 filed on SEDAR+ at www.sedarplus.ca, and the below discussions.

Financial Risks

The Company is exposed to varying degrees of a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian financial institutions. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company’s maximum exposure to credit risk is as follows:

	December 31, 2024	December 31, 2023
Cash	$476,587	$290,743
Amounts receivable	1,727	1,940
Lease receivable	3,502	4,014
	$481,816	$296,697

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2024, NexGen had cash of $476,587 to settle current liabilities of $478,111.

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable and the Debentures. The Company maintains Canadian and US dollar bank accounts in Canada and the United States.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

The Company is exposed to foreign exchange risk on its Debentures. At maturity the aggregate of the US$110 million principal amount of the 2023 Debentures and US$250 million principal amount of the 2024 Debentures will become due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures for the next eighteen months. Subsequent to December 31, 2024, the Company entered into a USD/CAD forward contract to hedge the balance of the foreign currency risk associated with the remaining US dollar interest payments on the Debentures due to maturity.

As at December 31, 2024, the Company’s US dollar net financial liabilities were US$283,920. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $40,839 change in net loss and comprehensive loss.

While the Company’s strategic inventory is not a financial asset, the prices of uranium are quoted in US dollar and routinely traded in US dollar, fluctuations in the Canadian dollar relative to the US dollar can significantly impact the valuation of the Company’s strategic inventory from a Canadian dollar perspective.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in equity prices may affect the valuation of the Debentures which may adversely impact the Company’s earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of December 31, 2024. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2023 Debentures in an aggregate principal amount of US$110 million and the 2024 Debentures in an aggregate principal amount of US$250 million, both carry a fixed interest rate of 9.0% per annum and are not subject to interest rate fluctuations.

Other Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent Annual Information Form and below. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third-party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the Debentures. Failure to repay the Debentures in accordance with the terms thereof would have a material adverse effect on the Company’s financial position.

In the long-term, the Company’s success will depend on continued exploration, development and mining activities on its existing properties, which will ultimately determine the Company’s ability to achieve and maintain profitability and positive cash flow from operations, by developing the properties into profitable mining activities. The economic viability of mining activities, including the expected duration and profitability of the Rook I Project, has many risks and uncertainties. See “Other Risk Factors – General Inflationary Pressures” and “Other Risk Factors – Industry and Economic Factors that May Affect the Business” below.

Capital Intensive Operations and Uncertainty of Additional Financing

The Company’s operations are capital intensive and future capital expenditures are expected to be substantial. The Company will require significant additional financing to fund its operations, including the development of the Rook I Project and associated mine construction costs. In the absence of such additional financing, the Company will not be able to fund its operations, which may result in delays, curtailment or abandonment of any one or all of its uranium properties. See “Other Risk Factors – Exploration and Development Risks” below.

Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company’s access to third-party financing depends on several factors including the price of uranium, the results of ongoing exploration, the Company’s obligations under the Debentures, a claim against the Company, a significant event disrupting the Company’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein).

The Price of Uranium and Alternate Sources of Energy

The price of the Company’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration and Development Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions; the regulatory process and actions; failure to obtain necessary permits and approvals; technical issues; new legislation; competitive and general economic factors and conditions; the uncertainties resulting from potential delays or changes in plans; the occurrence of unexpected events; and the Corporation’s operational capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production, whether as expected or at all. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital, including significantly higher than expected capital costs to construct the mine and/or processing plant; significant delays, reductions or stoppages of mining development or uranium extraction activities; difficulty in marketing and/or selling uranium concentrates; significantly higher than expected extraction costs and significantly lower than expected uranium extraction. See “Other Risk Factors – General Inflationary Pressures” and “Other Risk Factors – Industry and Economic Factors that May Affect the Business” below. The Company’s ability to develop and bring the Rook I Project into production is dependent upon the services of appropriately experienced personnel and/or third-party contractors who can provide such expertise and develop appropriate systems and processes required to efficiently develop and operate the Rook I Project. There can be no assurance that the Company will have available to it the necessary expertise when and if it brings the Rook I Project into production. See “Other Risk Factors – Reliance upon Key Management and Other Personnel” below.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Business Readiness and Transition to an Operating Mine

As an exploration and development-stage mining company, NexGen faces significant risks in transitioning from exploration and development activities to an operational mine, including the need to establish and scale key systems, processes, and organizational capabilities. Successfully starting up operations requires the development of robust operational frameworks, supply chain logistics, technology integration, and management structures to support efficient production. The complexity of building out these critical functions introduces execution risk, and any inefficiencies, delays, or challenges in their implementation could impact the Company’s ability to achieve stable operations, increase costs, and materially affect the Company’s business and financial condition.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability.

It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company’s future profitability and result in increasing costs and a decline in the value of the Shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company’s business and financial condition.

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology, project development and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Even if appropriately skilled personnel and third-party contractors are secured, the timely and cost-effective completion of work will depend to a large degree on the satisfactory performance of such personnel and third-party contractors who will be responsible for different elements of the Company’s exploration and development work, including the site and mine plan. If any of these personnel or third-party contractors do not perform to accepted or expected standards, the Company may be required to hire different personnel or contractors to complete tasks, which may impact schedules and add costs to the Rook I Project, which, in some cases could be significant. A major contractor default, or the failure of the Company to properly manage contractor performance, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Imprecision of Mineral Reserve and Resource Estimates

Mineral Reserve and Resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource estimate is well established and reflects management’s best estimates, by their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon geological assumptions based on limited data, and statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

General Inflationary Pressures

General or market specific inflationary pressures, including international trade issues such as tariffs and import taxes, may affect labour, development, mining and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Shares.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to: the challenges of securing adequate capital; exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; and global economic and uranium price and exchange rate volatility, all of which are uncertain. The Company’s expected mining activities may change as a result of any one or more of these risks and uncertainties and there is no assurance that any resources that the Company extracts materials from will result in profitable mining activities.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets. Certain of NexGen’s properties are subject to various royalty agreements.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third-party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled “Risk Factors” in the Company’s most recent Annual Information Form.

Reliance on a Third Party for Storage of U3O8 Purchased

The U3O8 purchased in connection with the Acquisition is held by a third-party storage provider (the “Storage Provider”) pursuant to a storage contract that generally only allows for a book transfer of U3O8 between holders of accounts at such storage facility. Since the U3O8 held with the Storage Provider cannot physically be removed from the storage facility, except in limited specified circumstances, this could limit the number of potential buyers in the future.

In addition, the terms of the storage contract allow for the commingling of assets with ownership generally determined by book entry. Thus, if the Storage Provider were to become insolvent, or the Storage Provider or another third party were to seek to challenge the Company’s beneficial ownership of U3O8 held by the Storage Provider, it may be difficult not to only to access the storage facility but also to retrieve the Company’s U3O8 from storage. Any such challenge, if successful in preventing or delaying the Company from transferring or retrieving its U3O8 from storage, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Storage Provider’s liability to the Company for breaches of the storage contract is limited to the cost of the affected U3O8 and excludes any indirect, special, economic, incidental and consequential losses. If the Company suffers such losses, it may have no recourse against the Storage Provider, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has the benefit of insurance arrangements obtained by a third party on standard industry terms to cover the loss of a portion of the physical uranium. There is no guarantee that insurance in favour of the Company will fully cover the Company in the event of loss or damage to U3O8. NexGen may be financially and legally responsible for losses and/or damages not covered by insurance. Such responsibility could have a material adverse effect on its business, results of operations or financial condition.

For further information on Risk Factors, refer to those set forth in the Company’s most recent Annual Information Form, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

The Company’s management, including the Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and, as defined in the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2024. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2024.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management, including its CEO and CFO, is responsible for establishing and maintaining internal control over financial reporting, and conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024. There have been no changes in the Company’s internal control over financial reporting during the year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS, as issued by the IASB. The Company’s management, including the CEO and the CFO, believe that any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision- making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

KPMG LLP, an independent registered public accounting firm that audited and reported on the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. The attestation report is included in the Report of Independent Registered Public Accounting Firm on NexGen’s internal control over financial reporting that accompanies the Company’s Annual Financial Statements.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

TECHNICAL DISCLOSURE

All scientific and technical information in this MD&A is derived from the Company’s Rook I FS Technical Report. For details of the Rook I Project, including the key assumptions, parameters and methods used to estimate the updated Mineral Resource, please refer to the Rook I FS Technical Report filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Kevin Small, P.Eng., Senior Vice President, Operations and Engineering, and Mr. Jason Craven, P.Geo., Vice President, Exploration for NexGen. Each of Mr. Small and Mr. Craven is a qualified person for the purposes of NI 43-101. Mr. Craven has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second using a Radiation Solutions Inc. RS-125 gamma-ray spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. Refer to the most recent Annual Information Form dated March 3, 2025 filed on SEDAR+ at www.sedarplus.ca, under the heading “Subsequent Exploration Activities – 2024 Exploration Activities” for a summary of the procedures followed for spectrometer measurement.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, “Measured Mineral Resource”, “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining (“CIM”), Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended. The requirements of NI 43-101 are different than Securities and Exchange Commission disclosure requirements applicable to mineral reserves and mineral disclosure. Therefore, disclosure relating to Mineral Reserves and Mineral Resources contained herein is not comparable to disclosure by issuers required to comply with Securities and Exchange Commission disclosure requirements.

APPROVAL

The Board approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, including the Company’s current annual information form, on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, on the ASX at www.asx.com.au or by contacting the Company’s Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.